UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 000-53017
                                                        CUSIP Number:  16890A205


(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                  For Period Ended: March 31, 2011

                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                    -------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

China Electric Motor, Inc.
Full Name of Registrant

SRKP 21, Inc.
Former Name if Applicable

Sunna Motor Industry Park, Jian'an, Fuyong Hi-Tech Park
Address of Principal Executive Office (Street and Number)

Baoan District, Shenzhen, Guangdong 518103, People's Republic of China City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |_|

              (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

      The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, within the prescribed time period due to an ongoing investigation by the Special Committee of the registration's Board of Directors into possible discrepancies concerning the registrant's banking statements identified by the registrant's auditors in the course of their audit of the registrant's consolidated financial statements for the fiscal year ended December 31, 2010 (please refer to the registrant's Current Report on Form 8-K filed on March 31, 2011). The registrant and its advisors are working expeditiously to resolve the issues discovered during the audit, but the registrant, at this time, is unable to determine when it will file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Heung Sang Fong, Chief Financial Officer              + 86-755-8149 9969
(Name)                                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes |_| No |X|

     Annual Report on Form 10-K for the fiscal year ended December 31, 2010

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_|?No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Given that the investigation of possible discrepancies concerning the registrant's banking statements is ongoing, the registrant cannot at this time predict whether that investigation will require any adjustments to the registrant's financial statements, and if so, whether such adjustments will be material. As a result, the registrant is unable at this time to reasonably estimate whether any significant change in its results of operations for the quarter ended March 31, 2011 will be reflected by the earnings statements to be included in its Quarterly Report of Form 10-Q for the quarter ended March 31, 2011.

                           China Electric Motor, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  May 17, 2011                    By:  /s/ Yue Wang
                                          -------------------------------------
                                               Yue Wang
                                          Chief Executive Officer